CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
570 Lexington Avenue         New York, NY 10005-2072       1401 Eye Street, N.W.
 New York, NY 10022                                         Washington, DC 20005
   (212) 371-2720                     o                       (202) 898-1515

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                               Fax (212) 732-3232





                                            May 19, 2008

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  RE:     LANOPTICS LTD.
                          FORM 20-F
                          FILED ON MARCH 28, 2008
                          FORM 6-K
                          FILED ON FEBRUARY 11, 2008
                          FILE NO. 0-20860
                          ----------------

Dear Mr. Krikorian:

     We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff") in a letter addressed to Mr. Fruchter, Principal Executive Officer of LanOptics Ltd. (the "Company"), dated April 15, 2008, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the "Form 20-F") and Form 6-K filed on February 11, 2008.

     The paragraphs below are numbered to correspond to the Staff's comments as set forth in your letter dated April 15, 2008. In each instance, we have repeated your comment in italics and boldface and set forth our response in plain type below the relevant comment.

     Rather than simultaneously file with this letter an Amendment No. 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2007 (the "Form 20-F/A"), we have attached to this letter the Company's proposed amendments to the Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
-----------------------------------------------------

RISK FACTORS, PAGE 7
--------------------

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ GLOBAL MARKET,
--------------------------------------------------------------------------------
PAGE 15
-------

1. RISK FACTORS SHOULD NOT BE GENERIC IN NATURE BUT SHOULD BE PARTICULARIZED TO THE FACTS AND CIRCUMSTANCES OF YOUR COMPANY, BUSINESS OR INDUSTRY. CONSISTENT WITH YOUR DISCLOSURE ELSEWHERE IN THE ANNUAL REPORT, YOU SHOULD DISCUSS HERE THE RISK(S)

     ASSOCIATED  WITH THE FACT  THAT YOU HAVE  ELECTED  NOT TO  COMPLY  WITH THE
     NASDAQ REQUIREMENTS REGARDING THE DIRECTOR NOMINATIONS PROCESS, COMPENSATION OF EXECUTIVE OFFICERS AND THE DISTRIBUTION OF ANNUAL REPORTS, BUT INSTEAD FOLLOW ISRAELI LAW.

     The Company intends to revise the risk factor in response to the comment, as set forth on Schedule 1(a) hereto.

     To that end, the Company had stated in error in the Form 20-F that it does not comply with the NASDAQ Marketplace Rule regarding the distribution of annual reports and instead complies with Israeli law and practice. As a result of a recent amendment to the NASDAQ Marketplace Rule 4350(b)(1)(A), the Company complies with this requirement by posting its annual reports on Form 20-F on its website. The Company therefore intends to revise the disclosure in the Form 20-F/A under Item 6.C., "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices," as set forth on Schedule 1(b) hereto.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------

CRITICAL ACCOUNTING POLICIES
----------------------------

EQUITY-BASED COMPENSATION EXPENSE, PAGE 27
------------------------------------------

2. WE NOTE YOUR REFERENCE TO THE VALUATION OF EZCHIP STOCK OPTIONS BY A THIRD-PARTY APPRAISER HERE AND ON PAGE F-39 OF THE AUDITED FINANCIAL STATEMENTS. TELL US WHAT CONSIDERATION WAS GIVEN TO SECURITIES ACT RULE 436(B) OF REGULATION C. IN THIS REGARD, YOUR FILING SHOULD NAME THE INDEPENDENT PARTY FROM WHOM YOU OBTAINED THIS ANALYSIS AND INCLUDE THE EXPERT'S CONSENT IN ORDER TO ALLEVIATE HAVING TO OBTAIN NEW CONSENTS FOR EXISTING REGISTRATION STATEMENTS THAT AUTOMATICALLY INCORPORATE BY REFERENCE ANY SUBSEQUENTLY FILED FORMS 20-F.

     The Company intends to revise the disclosure in response to this comment to reflect that it retained the services of BDO Ziv Haft Consulting Group, as a third party appraiser, for the analysis of the valuation of the stock options of EZchip Technologies Ltd. ("EZchip"), as set forth on Schedule 2 hereto. The consent of BDO Ziv Haft Consulting Group will be filed as
     Exhibit 15.2 to the Form 20-F/A, and the list of exhibits in Item 19 "Exhibits" of the Form 20-F/A will be updated to reflect the same.

RULES OF OPERATIONS
-------------------

3. WE NOTE THAT MUCH OF THE INCREASE IN REVENUES DURING BOTH PERIODS DISCUSSED IS ATTRIBUTABLE TO INCREASED SALES OF YOUR NP-2 PRODUCT. AS THE NUMBER OF UNITS OF EACH PRODUCT-TYPE SOLD APPEARS TO BE THE PRIMARY DRIVER OF INCREASES IN REVENUE AND SINCE YOUR DISCLOSURES THROUGHOUT THE FILING SEEM TO INDICATE THAT MANAGEMENT TRACKS THESE STATISTICS, PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO QUANTIFYING FOR YOUR READERS THE NUMBER OF UNITS OF EACH PRODUCT-TYPE SOLD DURING EACH PERIOD. THE DISCUSSION REGARDING CHANGES IN RESULTS OF OPERATIONS SHOULD ADDRESS SIGNIFICANT CONTRIBUTING FACTORS FROM MANAGEMENT'S VIEWPOINT THAT LED TO SUCH CHANGES AND

     INDICATE IN QUANTIFIED TERMS THE EXTENT TO WHICH CHANGES IN THE VARIOUS LINE ITEMS WERE AFFECTED BY EACH FACTOR. SIGNIFICANT FACTORS DRIVING THE INCREASE IN REVENUE AS WELL AS UNDERLYING BUSINESS CONDITIONS EXPERIENCED DURING THIS PERIOD, SUCH AS THE MIGRATION FROM AISCS TO NPUS, SHOULD BE DISCUSSED. SEE ITEM 5.A. OF FORM 20-F. NOTE THAT MATERIAL CHANGES IN OTHER LINE ITEMS, SUCH AS THE INCREASE IN THE COST OF REVENUES OF 119% SHOULD SIMILARLY BE EXPLAINED.

     Disclosure of Product Line Revenue and Units Sold. Please see the Company's response to Comment No. 8 with respect to the discussion of revenues attributable to the Company's various product lines. In response to the Staff's comment, the Company intends to expand its discussion in Item 5.A. of the Form 20-F/A to discuss changes in revenues of the Company's product lines, as set forth on Schedule 3 hereto.

     However, in light of this enhanced disclosure, the Company believes that additional disclosure of numbers of units sold in each period would cause significant harm to the Company, without providing a significant disclosure benefit to investors. Disclosing both revenues by product lines and the number of units sold in each product line would provide each of the Company's competitors, customers and suppliers with direct insight to the average price paid for each unit. This would result in significant damage to the Company's negotiating position and materially affect the Company's ability to compete successfully, thereby harming its shareholders. The Company further believes that not disclosing unit numbers by period would not affect the scope of the disclosure, as the valuable and meaningful information will be disclosed to investors in the form of revenues per line of products.

     Discussion of Significant Factors. In response to the Staff's comment, the Company intends to expand the discussion of significant factors driving changes in revenues and other line items, including underlying business conditions experienced during the periods that directly affected the Company's business. A draft of the proposed changes to Item 5.A. of the Form 20-F/A is set forth on Schedule 3 hereto. General changes in underlying business conditions that did not directly affect the Company's business during such periods, such as the migration from application-specific integrated circuits (ASICs) to network processors
     (NPUs), are described under "Market Trends" in Item 4.B. of the Form 20-F.

TREND INFORMATION, PAGE 36
--------------------------

4. WE NOTE THAT THE SIGNIFICANT INCREASE IN NORTH AMERICAN SALES IN FISCAL YEAR 2007. TO THE EXTENT THIS SHIFT CONSTITUTES A TREND WITH REGARD TO PRODUCT SALES, PRODUCTS MIX OR OTHER FACTORS, IT SHOULD BE DISCUSSED IN THIS SECTION. TELL US WHAT CONSIDERATION WAS GIVEN TO DISCLOSING REVENUE BY PRODUCT TYPE IN YEARS OTHER THAN 2007 IN ORDER TO ILLUSTRATE REVENUE TRENDS OVER TIME.

     Geographical Trends. The Company respectfully advises the Staff that the significant increase in the Company's North American sales in 2007 resulted primarily from the large contribution of Juniper Networks, Inc. ("Juniper Networks") (approximately 42%)
     to the Company's 2007 revenues. As described in Item 5.D. of the Form 20-F, the Company expects Juniper Networks to launch additional NP-2 and NP-3 based products in 2008, maintaining and continually growing their contribution to the Company's revenues, and a second North American vendor, known to be the world's largest networking vendor, to move into production in the near future. Accordingly, the Company expects that North American sales will account for a significant portion of the Company's revenues in 2008. In response to the Staff's comment, the Company intends to revise
     Item 5.D. of the Form 20-F/A to reflect this geographical trend as set forth on Schedule 4 hereto.

     The Company does not believe that a discussion of geographical trends in years prior to 2007 would be meaningful to investors. The 2007 fiscal year was the first year in which the Company's customers entered into significant production of networking products incorporating the Company's network processors chips. This is reflected in the 130% increase in the Company's revenues from 2006 to 2007. Accordingly, the changes in the geographical revenues in years prior to 2007 do not provide a meaningful insight into the Company's operations.

     Disclosure of Trends in Product Lines. Please see the Company's response to Comment No. 8 with respect to the discussion of revenues attributable to the Company's various product lines. In response to the Staff's comment, the Company intends to expand its discussion in Item 5.A. of the Form 20-F/A to discuss changes in revenues of the Company's product lines as set forth on Schedule 3 hereto.

CONSOLIDATED BALANCE SHEETS, PAGE F-5
-------------------------------------

5.   WE NOTE THE CAPTION  "EMPLOYEE  STOCK OPTIONS IN EZCHIP" AND A REFERENCE TO
     NOTE 15. CLARIFY WHETHER THIS AMOUNT REPRESENTS ORDINARY SHARES OF EZCHIP ISSUED UPON THE EXERCISE OF STOCK OPTIONS. THAT IS, PROVIDE US WITH A SUMMARY OF YOUR ACCOUNTING FOR THE VESTING AND EXERCISE OF EZCHIP'S STOCK OPTIONS. FURTHER, EXPLAIN WHY YOU HAVE CLASSIFIED THIS ACCOUNT BETWEEN YOUR LIABILITIES AND EQUITY SECTIONS. INDICATE WHETHER THE OFFER EXTENDS TO ALL ORDINARY SHARES OF EZCHIP THAT ARE CURRENTLY OUTSTANDING. YOUR RESPONSE SHOULD ADDRESS WHETHER THESE OPTIONS WOULD BE SUBJECTED TO THE ACCOUNTING UNDER PARAGRAPHS 31 AND 32 OF SFAS 123(R).

     The amount recorded under "Employee Stock Options in EZchip" represents the accumulated stock based compensation recognized in EZchip's discrete financial statements under SFAS 123R, and is recorded in EZchip's financial statements as part of Shareholders' Equity. This amount is classified between Liabilities and Shareholders' Equity as a "Mezzanine Account" (similar to minority interest) in the Company's consolidated financial statements until the date of actual exercise of the stock options into EZchip's ordinary shares.

     This accounting follows question 3 of Staff Accounting Bulletin ("SAB") Topic 5-h, which evaluates whether a gain may be recognized for issuance of subsidiary stock options. According to question 3 of SAB Topic 5-h, a gain should not be recognized before exercise or conversion into common stock issued by a subsidiary. Therefore, the Company recorded stock based compensation resulting from EZchip's stock options granted to its employees as a "Mezzanine Account."

     At such time as the options are exercised into ordinary shares, the exercise price and the SFAS 123R expenses resulting from such options, which reflect the total "proceeds" of the issuance of EZchip's ordinary shares, will be recorded and a gain from issuance of the EZchip ordinary shares will then be recognized by the Company in accordance with question 3 of SAB Topic 5-h.

     The options granted to EZchip's employees would not be subjected to the accounting under Paragraphs 31 and 32 of SFAS 123(R) as these options do not bear any repurchase feature that permit the employee to avoid bearing the risks and rewards normally associated with equity shares ownership. In addition, it is not probable that EZchip would prevent the employee from bearing those risks and rewards. According to SFAS123(R) paragraphs 31 and 32, if the abovementioned conditions do not exist and the underlying shares are not classified as liability and EZchip is not required to settle the stock option granted by transferring its own assets, the stock options fair value would be classified as equity in EZchip's discrete financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-9
-----------------------------------------------

6. WE NOTE YOUR SCHEDULE THAT SHOWS THE NET CASH PAID FOR THE ACQUISITION OF MINORITY SHARES IN EZCHIP AND THAT YOU ARE PRESENTING THIS NET AMOUNT AS AN INVESTING ACTIVITY. EXPLAIN WHY YOU DO NOT PRESENT THESE ACTIVITIES ON A GROSS BASIS INCLUDING PRESENTING THE PROCEEDS RECEIVED UPON EXERCISE OF EZCHIP'S STOCK OPTIONS AS A FINANCING ACTIVITY. SEE PARAGRAPHS 11 AND 19(A) OF SFAS 95.

     This transaction was considered as a "same day sale" transaction in which the Company acquired the underlying shares at the same day in which the employee exercised the stock option. Therefore, this transaction was viewed as a one step transaction in which the Company practically acquired the options from the employees. This accounting follows paragraph 13 of SFAS 95, which provides that payments pertaining to investments where the turnover is quick and the amounts are large qualify for net reporting. In addition, from the Company's perspective, no proceeds were received as a result of issuing equity instruments. As a result, and because the transaction involves a payment made to acquire equity instruments of another entity, in accordance with paragraph 17(a) of SFAS 95 the Company presented the net amount paid as an investment activity.

NOTE 15 - EZCHIP SHARES
-----------------------

EZCHIP STOCK OPTION PLANS, PAGE F-40
------------------------------------

7. WE NOTE THAT DURING AUGUST AND SEPTEMBER 2007 YOU ACQUIRED 4,374,458 ORDINARY SHARES OF EZCHIP FOR TOTAL CONSIDERATION OF $17,887,000. EXPLAIN THE REASON FOR THE DIFFERENCE BETWEEN THE $4.09 CONSIDERATION PAID PER EZCHIP ORDINARY SHARE AND THE VALUE OF $0.76 ASSIGNED TO THE EZCHIP ORDINARY SHARES IN 2007.

     The Staff is respectfully advised that the consideration paid per EZchip ordinary share was determined based on a formula that was set in 2003 (and previously subject to detailed review by the Staff in 2005), and this formula has been consistently applied since that time in all of the exchange transactions involving EZchip ordinary shares.

     Since 2003, the Company has implemented a series of exchange transactions with EZchip shareholders. The objective of these transactions has been to increase the Company's ownership interest in EZchip so that EZchip will become wholly-owned by the Company. All of these exchange transactions have been based on an exchange ratio formula (the "Exchange Ratio") that was described in detail in the Company's letter to the Staff, dated September 26, 2005, in response to Comment No. 3 of the Staff's letter addressed to the Company dated September 6, 2005. For the Staff's reference, a copy of the Company's response letter is attached hereto as Exhibit A.

     In June 2005, December 2006 and January 2008, substantially all of the EZchip shareholders exchanged their EZchip shares for the Company's ordinary shares based on the Exchange Ratio. As part of the same exchange strategy, in August 2007 the Company offered to purchase EZchip ordinary shares from current and former employees of EZchip who held EZchip ordinary shares or options (in the latter case, the offer related to the shares issuable upon exercise of the options). As a result, during August and September 2007, the Company acquired an aggregate of 4,374,458 EZchip ordinary shares from the current and former employees. For a variety of reasons, rather than issuing ordinary shares of the Company to these employees and former employees, the Company sold its ordinary shares to the public - with the number of its ordinary shares sold based on the Exchange Ratio. The Company subsequently used the proceeds to purchase the EZchip ordinary shares from the employees and former employees, with the purchase price reflecting the Exchange Ratio (as described in the "Use of Proceeds" section in the Company's Registration Statement on Form F-3/A (File No. 333-144251), filed with the Securities and Exchange Commission on July 30,
     2007).

     The acquisition of the EZchip shares from the current and former employees was an integral part of the Company's long-term exchange strategy and therefore, the sole basis for determining the purchase price was the previously approved Exchange Ratio. Accordingly, the Company respectfully advises the Staff that the fair value assigned to the EZchip ordinary shares, based on the valuation provided by BDO Ziv Haft Consulting Group, was irrelevant to the purchase price paid by the Company in acquiring the EZchip ordinary shares from the current and former employees of EZchip.

NOTE 17 - SEGMENTS AND GEOGRAPHIC INFORMATION, PAGE F-45
--------------------------------------------------------

8. WE NOTE FROM YOUR DISCUSSIONS ELSEWHERE IN THE FILING THAT REVENUES CAN BE ATTRIBUTED TO VARIOUS PRODUCT LINES, FOR EXAMPLE, THE NP-1, NP-1C AND NP-2 PROCESSOR CHIPS, NETWORK-PROCESSOR BASED SYSTEMS, SOFTWARE TOOLS AND MAINTENANCE AND SUPPORT SERVICES. TELL US THE AMOUNT OF REVENUE ATTRIBUTABLE TO EACH, IN EACH OF THE YEARS PRESENTED, AND WHAT
     CONSIDERATION WAS GIVEN TO DISCLOSING THESE AMOUNTS PURSUANT TO PARAGRAPH 37 OF SFAS 131.

     The Company has historically treated its products and services as one group of similar products and therefore, has not thought it was required to provide a breakdown of the amounts pursuant to paragraph 37 of SFAS 131. In light of the Staff's comment, the Company intends to revise the disclosure in Note 17 to include a breakdown of its total revenues distributed among certain product lines, as follows:

                                                  YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                              2007          2006        2005
                                           ----------    ---------    ---------
                                                      (in thousands)
     NP-1c processor chips
     (including network-processor based
     systems)                              $    3,570    $   3,294    $   4,222
     NP-2 processor chips
     (including network-processor based
     systems)                                  14,811        4,591          486
     Software tools                               487          334          751
     Services and Others                          620          250          389
                                           ----------    ---------    ---------
                                           $   19,488    $   8,469    $   5,848
                                           ==========    =========    =========


     The proposed revised Note 17 is set forth on Schedule 8 hereto.

     During the years ended December 31, 2007, 2006 and 2005, the Company recorded revenues of $2,807,000, $2,082,000 and $3,416,000, respectively, from the sale of NP-1c processor chips and recorded revenues of $763,000, $1,213,000 and $806,000, respectively, from the sale of NP-1c network-processor based systems.

     During the years ended December 31, 2007, 2006 and 2005, the Company recorded revenues of $13,448,000, $4,094,000 and $257,000, respectively, from the sale of NP-2 processor chips and recorded revenues of $1,363,000, $497,000 and $228,000, respectively, from the sale of NP-2 network-processor based systems.

9. WE NOTE THAT IN IDENTIFYING SIGNIFICANT REVENUES ATTRIBUTABLE TO INDIVIDUAL COUNTRIES THAT YOU HAVE IDENTIFIED ONLY ISRAEL. TELL US WHETHER YOU HAVE SIGNIFICANT SALES TO THE UNITED STATES OR ANY OTHER COUNTRY, AND IF SO, HOW YOU CONSIDERED THE DISCLOSURE REQUIREMENTS OF PARAGRAPH 38 OF SFAS 131.

     The Company is organized under the laws of the State of Israel and, pursuant to paragraph 38 of SFAS 131, has historically provided revenues from customers in its local market. In addition, the Company has historically provided revenues for the North American geographic region, without delineating sales to the countries in that region since there are no material political or economic difference between the countries in that region. Sales to customers in North America were principally made to customers in the United States and the Company intends to revise Note 17 to reflect the same. The Company does not believe that specific disclosure by country within the region will add any significant information. Sales to the Far East were principally made to customers in China and the Company intends to revise Note 17 to reflect the same. Revenues from other regions do not account for more than 10% of the Company's revenues and therefore were deemed to be immaterial. The proposed revised Note 17 is set forth on
     Schedule 8 hereto.

EXHIBITS
--------

10. IT APPEARS THAT YOU MAY BE SUBSTANTIALLY DEPENDENT UPON CERTAIN CONTRACTS AND THAT ANY SUCH AGREEMENT IS REQUIRED TO BE FILED PURSUANT TO INSTRUCTION 4(B)(II) TO THE EXHIBITS TO FORM 20-F. FOR INSTANCE, YOUR RISK FACTOR DISCLOSURE AND NOTE 1(C) TO THE FINANCIAL STATEMENTS INDICATE THAT ALL OF YOUR NETWORK PROCESSOR CHIPS ARE MANUFACTURED BY TWO THIRD-PARTY SUBCONTRACTORS AND THAT PRODUCTS SUPPLIED BY THEM ACCOUNT FOR APPROXIMATELY 71% OF THE COMPANY'S COST OF REVENUES FOR FISCAL YEAR 2007. PROVIDE US A DETAILED ANALYSIS SUPPORTING ANY VIEW THAT YOU ARE NOT SUBSTANTIALLY DEPENDENT UPON EITHER OF THESE SUPPLY AGREEMENTS. IN THIS REGARD, PROVIDE US WITH INFORMATION REGARDING THE EXTENT TO WHICH OTHER SUPPLIERS ARE AVAILABLE AND THE POTENTIAL EFFECT THE LOSS OF EITHER SUCH SUPPLIER WOULD BE LIKELY TO HAVE UPON YOUR OPERATIONS. IF YOU ARE UNABLE TO CONCLUDE THAT YOU ARE NOT MATERIALLY DEPENDENT UPON A SUPPLY AGREEMENT, PLEASE FILE ANY SUCH CONTRACT AS AN EXHIBIT.

     In response to the Staff's comments, the Company will file as an Exhibit to the Form 20-F/A the Master ASIC Services Agreement dated April 29, 2004, by and between eSilicon Corporation and EZchip. The Company is currently reviewing the contract to determine which data should be redacted from the public filing pursuant to a confidentiality request.

11. YOU ALSO INDICATE THAT JUNIPER NETWORKS ACCOUNTED FOR APPROXIMATELY 42% OF YOUR REVENUES IN FISCAL YEAR 2007 AND THAT YOU EXPECT JUNIPER NETWORKS TO ACCOUNT FOR MORE THAN 50% OF OUR REVENUES IN 2008. TELL US WHETHER YOU HAVE A CUSTOMER CONTRACT WITH JUNIPER NETWORKS AND, IF SO, WHY IT HAS NOT BEEN FILED AS AN EXHIBIT TO THE FORM 20-F AS A MATERIAL CONTRACT ON WHICH YOU ARE SUBSTANTIALLY DEPENDENT.

     In response to the Staff's comments, the Company will file as an Exhibit to the Form 20-F/A the Agreement for Purchase and Sale of Goods dated January 1, 2007, by and between Juniper Networks and EZchip. The Company is currently reviewing the contract to determine which data should be redacted from the public filing pursuant to a confidentiality request.

FORM 6-K FILED ON FEBRUARY 11, 2008
-----------------------------------

12. WE BELIEVE THE NON-GAAP OPERATING STATEMENT COLUMNAR FORMAT APPEARING IN THE TABLES LABELED AS RECONCILIATIONS OF GAAP TO NON-GAAP MEASURES IN YOUR FORM 6-K MAY CREATE THE UNWARRANTED IMPRESSION TO INVESTORS THAT THE NON-GAAP OPERATING STATEMENT HAS BEEN PREPARED UNDER A COMPREHENSIVE SET OF ACCOUNTING RULES OR PRINCIPLES WHILE ALSO CONVEYING UNDUE PROMINENCE TO A STATEMENT BASED ON NON-GAAP MEASURES. IN ADDITION, REGULATION G DEFINES NON-GAAP MEASURES AND DOES NOT CONTEMPLATE INCLUDING NON-GAAP FINANCIAL STATEMENTS AS A "MEASURE." PLEASE REMOVE THESE PRESENTATIONS, OR EXPLAIN TO US IN REASONABLE DETAIL WHY THEIR RETENTION IS JUSTIFIED IN LIGHT OF THESE CONCERNS. AS A SUBSTITUTE FOR THIS PRESENTATION

     FORMAT, YOU MAY CONSIDER PRESENTING ONLY INDIVIDUAL NON-GAAP MEASURES (I.E., LINE ITEMS, SUBTOTALS, ETC.) PROVIDED EACH ONE COMPLIES WITH THE REQUIREMENTS OF REGULATION G AND THE DIVISION OF CORPORATION FINANCE'S FREQUENTLY ASKED QUESTIONS REGARDING USE OF NON-GAAP FINANCIAL MEASURES, QUESTION 8.

     In response to the Staff's comment, the Company has revised its Non-GAAP presentation format, as demonstrated in the Company's Report of Foreign Private Issuer on Form 6-K for the month of May 2008, filed with the Securities and Exchange Commission on May 5, 2008.

                                      * * *

     If you have any further questions, please do not hesitate to contact Dror Israel, Chief Financial Officer of the Company, at 011 972-4-959-6602 or me at 212-238-8605.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband



SJG:tco
Enclosures

cc:  Tamara Tangen, Securities and Exchange Commission
     Maryse Mills-Apenteng, Staff Attorney, Securities and Exchange Commission Mark. P. Shuman, Legal Branch Chief, Securities and Exchange Commission Dror Israel, Chief Financial Officer, LanOptics Ltd.

                                   Ehhibit A
                                   ---------


                          CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       1401 Eye Street, N.W.
                                                            Washington, DC 20005
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720



                               September 26, 2005

Mr. Stephen G. Krikorian
Branch Chief - Accounting
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

                  Re:     LanOptics Ltd.
                          Form 20-F for the Fiscal Year Ended December 31, 2004 File No. 0-20860
                          ----------------

Dear Mr. Krikorian:

     On behalf of our client, LanOptics Ltd. (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter to Mr. Meir D.Burstin, Chairman of the Board of the Company, dated September 6, 2005, with respect to the Company's Form 20-F for the fiscal year ended December 31, 2004. We have repeated your numbered comments below and have provided a response to each comment.

Form 20-F for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------
Controls and Procedures, Page 71
--------------------------------

1. We note your statements in the third paragraph regarding the inherent limitations of internal control systems. You should state clearly, if true, that yours disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

     The Company believes that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective and will revise the disclosure in its future annual reports in response to this comment. The Company seeks permission to provide this updated disclosure in its annual report for the fiscal year ending December 31, 2005.

Mr. Stephen G.  Krikorian


Notes to the Consolidated Financial Statements
----------------------------------------------
Note 2 : Significant Accounting Policies
----------------------------------------
Note 2j - Redeemable Preferred shares in a subsidiary and Preferred shares in a
-------------------------------------------------------------------------------
subsidiary, page F-12
---------------------

2.   With regard to the redeemable preferred shares in EZchip,

     a. Tell us how you are accounting for the accretion to the redemption value, including the amounts recorded in each period presented.

     The Staff is advised that the Company accounted for the accretion to the redemption value (the accrued and the unpaid annual 6% coupon interest) in accordance with ASR 268 as an annual addition to the original issuance price of EZchip's Series C Redeemable Preferred Shares (the "Series C Shares"). The Company credited the Series C Shares in a "Redeemable Preferred Shares and Warrant issued By Subsidiary" account (as presented in the financial statements) and debited financial expenses. The amounts recorded are presented in a summary table included in the response to comment 2b below.

     b.   Provide a  roll-forward  of the related  balances and a description of
          how  the  amounts  recorded  were  computed,   including  the  initial
          valuation of the shares in March of 2003.

     The Staff is advised that during March 2003, EZchip issued 16,542,267 Series C Shares at a price per share of $0.8161 receiving total consideration of $13.5 million (the "C1 Round"). Of such amount, the Company invested $2.3 million in consideration of receiving 2,818,312 Series C Shares. During March 2004, EZchip issued an additional 9,802,825 Series C Shares at the same price per share receiving total consideration of $8 million (the "C2 Round"). Of such amount, the Company invested $5.3 million in consideration of receiving 6,564,274 Series C Shares.

     The holders of the Series C Shares may request redemption of such shares after four years. The Series C Shares will be redeemed at the higher of the original investment amount plus annual 6% accrued interest or the fair value of the shares. As discussed in the response to comment 2a above, the Series C Shares were recorded at their issuance price (less issuance expenses), while the accrued and the unpaid annual 6% coupon interest has been accumulated periodically, as follows:

Mr. Stephen G.  Krikorian


---------------- --------------------------  ----------------------------------
    Period       Description                       Investment by Minority
                                                  (third parties), net of
                                                      issuance expenses
---------------- --------------------------  ----------------- ----------------
                                                 C1 Round         C2 Round
---------------- --------------------------  ----------------------------------
                                                        U.S Dollars
---------------- --------------------------  ----------------------------------
 March 2003       Minority Interests in C1    $10,927,000(1)          -
                 Round (net of issuance
                 expenses)
---------------- --------------------------  ---------------- -----------------
April -          Accretion of Interest                               -
December 2003                                  504,000(2)
---------------- --------------------------  ---------------- -----------------
Redeemable                                     11,431,000(*)         -
Shares in
Subsidiary as
of December
31, 2003
---------------- --------------------------  ---------------- -----------------
March 2004       Minority Interests in C2           -          $2,562,953(3)
                 Round (net of issuance
                 expenses)
---------------- --------------------------  ---------------- -----------------
March -          Accretion of Interest          672,000(4)         132,150(5)
December 2004
---------------- --------------------------  ---------------- ------------------
Redeemable                                             14,798,103(*)
Shares in
Subsidiary as
of December
31, 2004
---------------- --------------------------  ----------------------------------

--------------

* In the financial statements as of December 31, 2003 and 2004, the "Redeemable Preferred Shares and Warrant issued By Subsidiary" account included additional amounts of $176 thousand and $147 thousand, respectively, which represents the warrants issued by EZchip (See note 11 to the financial statements).

(1)  $0.81609 * 13,723,955  shares - $273,000  issuance  expenses =  $10,927,000 investment
(2)  $0.81609 * 13,723,955 shares * 0.06 * 3/4 = $504,000 accretion of interest
(3)  $0.81609  *  3,238,551  shares  -  $80,000  issuance  expenses=  $2,562,953 investment
(4)  $0.81609 * 13,723,955 shares * 0.06 = $672,000 accretion of interest
(5)  $0.81609 * 3,238,551shares * 0.06 * 10/12= $132,150 accretion of interest

Mr. Stephen G.  Krikorian

     c. Tell us the fair value of the shares as of December 31, 2004 and how this value was determined.

     The Staff is hereby advised that the Company believes that the fair value of the Series C Shares as of December 31, 2004 approximates the fair value of such Series C Shares as reflected in the three closings of the Series C financing rounds in March 2003, March 2004 and July 2005. The price per share was kept constant during the three periods.

     d. Provide us any additional information necessary surrounding your subsidiary to support your accounting for its preferred shares and refer to the relevant literature that supports your accounting. Address in your response the option you gave to the Major Shareholders to exchange their shares in EZchip for Ordinary shares of LanOptics.

     The Staff is hereby advised that since the Series C Shares are only redeemable at the election of the holders of a majority of the Series C Shares and that they may be converted into EZchip's ordinary shares at any time, the Series C Shares are not mandatory redeemable shares according to SFAS 150 and are not considered as a liability under SFAF 150.

     According to ASR 268 all equity securities that are redeemable at the option of the holder, or upon the occurrence of an event that is not solely within the control of the issuer and that are not otherwise required to be classified as liabilities by SFAS 150 should be classified outside permanent equity, and should be normally presented between liabilities and shareholder's equity as a "mezzanine account" (regardless of the likelihood that those circumstances will arise). Therefore, the Company accounted for the net amount that was invested in EZchip's Series C Shares by third parties as redeemable preferred shares in a subsidiary as a mezzanine account according to ASR 268.

     The initial carrying amount of redeemable preferred shares is their fair value at the date of issue (which is the amount invested) and such amount is adjusted to equal the redemption amount at the end of each reporting date.

     Please also see Topic 5-h question 3, which evaluated whether a gain may be recognized for issuance of subsidiary stock, according to which a gain should not be recognized before exercise or conversion into common stock of preferred shares issued by a subsidiary.

     As for the option that was given to the major shareholders to exchange their shares in EZchip for ordinary shares of Lanoptics, please refer to the response to comment 3, below.

Note 3 - Investment in EZchip, page F-21
----------------------------------------

3. Tell us more about the Swap Options you granted to the Major Shareholders in May 2003, which allows them to exchange their shares in EZchip for Ordinary shares of LanOptics. Include in your response the business reasons for granting the Swap Options and the underlying formula that will determine the exchange ratio. Explain your accounting for the Swap Option at issuance (May 2003) and

Mr. Stephen G.  Krikorian

     the subsequent interim periods, including upon exercise. Refer to the authoritative literature that supports your accounting, including your consideration of EITF 00-19. Tell us whether the exchange transaction completed in June 2005 was completed under the provisions of the Swap Option and if so, discuss the exchange ratio and the respective accounting.

     The Staff is advised that as part of the Series C Shares funding that occurred in March 2003, LanOptics executed an agreement (the "Exchange Right Agreement") with four major EZchip shareholders (the "Major Shareholders") who hold 41.4% of EZchip's shares (on an "as converted basis"). The Company offered these EZchip shareholders the option to exchange their EZchip preferred shares for ordinary shares of LanOptics ("the Swap Option" or "Exchange Right"). The business reasons for granting the Swap Option were:

     o Attain Absolute Control. LanOptics' business currently consists exclusively of the business of EZchip, an Israeli company that is engaged in the development of high performance network processors. Because of this, the value of LanOptics derives from the value of EZchip. Over the last few years, LanOptics has taken various steps to maintain its control over EZchip and has publicly indicated its desire to increase its ownership interest in EZchip to 100%. Increasing the ownership percentage of EZchip held by the Company should increase the value of LanOptics, and may result in greater consideration to LanOptics' shareholders over the long-term in a future transaction involving a merger or acquisition of EZchip.

     o Unifying the Companies. The Company believes that it is desirable to rationalize the structure of LanOptics and EZchip by unifying the shareholdings in the two companies. A unification of the shareholdings would allow various efficiencies in the operation of the businesses.

     o No Economic Change for the Shareholders. Despite the resulting dilution in each LanOptics shareholder's percentage ownership, the economic interest of each LanOptics shareholder should remain unchanged. This is because the exchange rate mechanism fully compensates for the dilution in LanOptics' shareholders' percentage ownership by the increased percentage that LanOptics holds in EZchip.

     As a first step toward unifying LanOptics and EZchip, in August 2002, LanOptics increased its ownership interest in EZchip from 57% to 66% in an exchange transaction with four entities affiliated with Apax Partners. As mentioned above, in early March 2003, EZchip and several investors, including the Company and other existing investors, entered into definitive agreements for a new financing round involving the issuance of EZchip Series C Shares for total proceeds to EZchip of up to $21.5 million. The Company indicated to the investors in this financing round that it would ultimately be interested in acquiring their shares in EZchip on a basis similar to that in the Apax Partners transaction. The Major Shareholders and the Company reached an agreement in principle concerning exchange rights that would follow the Apax Partners model.

Mr. Stephen G.  Krikorian


     In the proxy material for an extraordinary meeting of shareholders that was held on April 15, 2003, the Company's shareholders were notified of the proposed exchange and that the exchange ratio would be calculated assuming the exchange of all the shares of EZchip (on a fully-diluted basis) into shares of the Company (on a fully-diluted basis) and that the exchange ratio would be identical for all classes and series of EZchip shares. Such exchange ratio would of course be subject to adjustment in the event of changes in the capital structure of either LanOptics or EZchip such as stock splits, reverse splits, stock dividends and the like.

     On April 15, 2003, the shareholders of Lanoptics approved a resolution at the extraordinary (special) meeting of shareholders empowering the Board of Directors of Lanoptics to issue Lanoptics ordinary shares in exchange for shares of EZchip, or upon the exercise of options or warrants that might be issued in exchange for options or warrants to acquire shares of EZchip based on the aforementioned exchange ratio.

     The agreement was signed in May 2003. There was no difference between the various series of preferred shares in respect of the exchange ratio. The exchange ratio ("ER") is as follows:

         ER = n / (E*B)

         Where:
         ------

              n =     N     -   N
                    -----
                     1- X

              X =     B
                    ----
                     A+B
         And:
         ----

         A - LanOptics percentage holdings in EZchip on fully diluted and as converted basis as of the Closing (the date upon which certain requirements have been met following the delivery of the exchange notice by the Major Shareholders).

         B - The percentage holding in EZchip (prior to the effect of the Exchange Right Agreement) of the participating Major Shareholders on a fully diluted and as converted basis as of the Closing.

         X - The percentage holding in LanOptics (following the effect of the Exchange Right Agreement) of the participating Major Shareholders on a fully diluted basis as of the Closing.

         N- The aggregate number of shares of LanOptics on a fully diluted basis prior to the effect of the Exchange Right Agreement.

         n- LanOptics newly issued shares to satisfy the Exchange Right of the participating Major Shareholders.

Mr. Stephen G.  Krikorian

         E - The aggregate number of shares of EZchip on a fully diluted and as converted basis prior to the effect of the Exchange Right Agreement.

        However, if the calculation of the ER as of the closing of the swap transaction (the "Closing") pursuant to the ER formula set forth above shall be different from the Current ER (as determined at the Closing), then:

          1. If such difference derived from changes in the capital structure of either LanOptics or EZchip, such as stock split, reverse split, stock dividends etc., the ER shall be calculated pursuant to the ER formula; or

          2. If such difference derived from any other changes relating to the capitalization of either LanOptics or EZchip, including any new share issuance, the parties shall negotiate in good faith regarding the treatment of such difference in light of the principles underlying this calculation. If the parties are not able to agree on such treatment within two business days prior to the date of the Closing, then the ER shall be calculated in accordance with the ER formula.

     The Exchange Right Option is exercisable by the Major Shareholders until the earlier of the (1) initial public offering of EZchip's securities, or (2) the sale of all or substantially all of EZchip's assets or securities.

     At the issuance date, May 2003, the Company determined that the Exchange Right had a fair value of zero because, as noted above, the Company's business currently consists exclusively of the business of EZchip. Despite the resulting dilution in each LanOptics shareholder's percentage ownership, the economic interest of each LanOptics shareholder should remain unchanged. This is because the exchange rate mechanism fully compensates for the dilution in LanOptics' shareholders' percentage ownership by the increased percentage that LanOptics holds in EZchip.

     In addition, the Company determined that the Exchange Right should not be recorded as an asset or a liability which is marked to market at each reporting period. The Company evaluated SFAS 150, SFAS 133 and several EITF issues, as discussed below.

     SFAS 150 Analysis

     Under SFAS 150, a key factor in the accounting analysis is whether or not the instrument is freestanding (and thus subject to SFAS 150). The Company concluded that the Exchange Right should be considered in combination with EZchip's shares (and not considered as a freestanding instrument) resulting in a putable or exchangeable share which is not a financial instrument that should be accounted for under SFAS 150.

     The definition of a freestanding financial instrument is as follows: "a financial instrument that is entered into separate and apart from any of the entity's other financial instrument or equity transaction, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable". If the exercise of one instrument must result in termination of the other, then the instrument normally would not be considered freestanding under SFAS 150.

Mr. Stephen G.  Krikorian

     Since the Exchange Right is a contract between the Company and its privately held subsidiary's minority shareholders, that is a written option to put EZchip's preferred shares (a written option to put the subsidiary preferred shares and a written option to call the parent ordinary shares), the Exchange Right is not a freestanding instrument under the initial analysis of SFAS 150, rather it is considered embedded in the equity instrument, which is EZchip's shares. The Company notes that putable shares are not within the scope of SFAS 150.

     However, the Company also examined the Exchange Right as if it were a separate instrument under SFAS 150 using the following analysis:

     Under SFAS 150 the following instruments shall be considered a liability:

     o    Mandatory Redeemable Financial Instrument

     o    Obligations to Repurchase the Issuer's  Equity Shares by  Transferring
          Assets

     o    Certain Obligations to Issue a Variable Number of Shares

     The Company has examined paragraphs 9, 11 and 12 of SFAS 150 regarding the classification of financial instruments, and determined that the Exchange Right in combination with EZchip's shares is not a financial instrument that should be accounted for under SFAS 150, as follows:

     Mandatory Redeemable Financial Instrument
     -----------------------------------------

     The Exchange Right granted to EZchip's Major Shareholders does not embody an unconditional obligation requiring the Company to redeem the instrument by transferring its assets at a specific or determinable date or upon an event. A transfer of the Company's shares will be subject to the Major Shareholders' election. Therefore, the Exchange Right is not a Mandatory Redeemable Financial Instrument.

     Obligation to Repurchase the Issuer's Equity Shares by Transferring Assets
     --------------------------------------------------------------------------

     SFAS 150 requires a financial instrument, other than an outstanding share, that at inception (i) embodies an obligation to repurchase the issuer's equity share and (ii) requires or may require the issuer to settle the obligation by transferring assets, to be classified as liability. The Exchange Right does not require the Company to transfer assets rather, the Company is required to deliver its own shares.

     Certain Obligation to Issue a Variable Number of Shares
     -------------------------------------------------------

     SFAS 150 requires liability accounting for a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if at inception, the monetary value of the obligation is based on any one of the following:

Mr. Stephen G.  Krikorian

     a) A fixed monetary amount known at inception. In the Company's case, there is no fixed monetary amount to be exchanged, rather, the exchange of EZchip shares is in consideration of the Company's shares, and the value of the Company's shares fluctuates over time, therefore this criteria is not met.

     b) Variation in something other than the fair value of the issuer's equity shares (such as: indexed to the S&P 500). In the Company's case, this criteria is not met.

     c) Variation in the fair value of the issuer's equity shares, but the monetary value to the counterparty moves in the opposite direction to the value of the issuer's shares. The monetary value to the counterparty in the Company's case does not necessarily move in the opposite direction to the value of the Company's shares as it depends on the interaction between the value of the subsidiary's preferred shares and the parent's common shares therefore, this criteria is not met. Also, as noted above, the Company's business currently consists exclusively of the business of EZchip. Despite the resulting dilution in each of the Company's shareholders' percentage of ownership, the economic interest of each of the Company's shareholders should remain unchanged. This is because the exchange rate mechanism fully compensates for the dilution in the Company's shareholders' percentage of ownership by the increased percentage that the Company holds in EZchip.

     Since the Exchange Right (whether in combination with EZchip's shares or considered separately) is not a financial instrument that should be accounted for under FASB 150, the Company analyzed whether this instrument is considered to be a derivative under SFAS 133.

     SFAS 133 Analysis

     SFAS 133 defines a derivative as a financial instrument or other contract with all of the following characteristics:

     The contract contains an underlying variable and a notional amount or a payment provision, or both. The Exchange Right has an underlying variable which is the Company's shares and has a notional amount, which is the amount of shares determined in the swap agreement. This criteria is met.

     The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. At the inception of the Exchange Right there was no initial net investment associated with the Exchange Right. Substantially all of the consideration in the investments rounds in EZchip was associated with the redeemable shares. This criteria is met.

     The contract requires or permits net settlement, can readily be settled net by a means outside the contract, or provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. The Exchange Right provides for the exchange of the Company' shares, which are publicly traded and are readily convertible into

Mr. Stephen G.  Krikorian

cash, for shares of EZchip, which are not readily convertible into cash. This criteria is not met. Therefore, the Exchange Right is not a derivative under SFAS 133.

     Considering the Exchange Right as embedded in the underlying shares under the above combined analysis would require consideration of bifurcation of the option from the shares under SFAS 133. However, as the instrument would not be a derivative if freestanding, bifurcation would also not be required.

     Consideration of EITF Issues

     Additionally the Company evaluated the accounting for the Exchange Right under EITF 00-06 "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of Consolidated Subsidiary" ("EITF 00-06"). EITF 00-06 discusses in paragraph 8(d) written options, that is, options sold by the parent that permit the option holder to buy or sell shares of the subsidiary, but the Task Force did not reach a consensus regarding such instruments. However, according to EITF 00-06, the SEC Observer noted the Staff's longstanding position that written options initially should be reported at fair value and subsequently marked to fair value through earnings. However, as the Company understood, the context of the EITF would appear to be based on the presumption that the contracts require cash settlement.

     The Company considered the SEC position, however since the Exchange Right is an option to put EZchip's shares and call Lanoptics' share (i.e. the Exchange Right does not permit a cash settlement, but an equity for equity settlement to call shares that are considered equity of the company and put shares of the subsidiary that are not publicly traded) and since call options to purchase the company's equity are not generally required to be recorded at their fair value as an asset or a liability (and marked to market at each reporting period) the Company concluded that the financial instrument should not be marked to market. In addition, and again as noted above, the Company's business currently consists exclusively of the business of EZchip. As a result, the value of the Company's shares derives from the value of EZchip. Despite the resulting dilution in each the Company's shareholders' percentage of ownership, the economic interest of each of the Company's shareholders should remain unchanged. This is because the exchange rate mechanism fully compensates for the dilution in the Company's shareholders' percentage of ownership by the increased percentage that the Company holds in EZchip. Thus this exchange would be, until the nature of the Company business changes, essentially a fair-value-for-equal-fair-value exchange, and thus an option for such an exchange would itself have a fair value of zero.

     The Company considered whether the Swap Option requires settlement by delivery of registered shares, and therefore should be classified as an asset or a liability under EITF 00-19. The Company adopted the accounting position that this Swap Option should not be recorded at its fair value as a liability. The Company based its decision on certain accounting interpretations and on a legal opinion, which stated that although the Company has a commercial obligation to register the shares underlying the options, the Company is permitted, under the terms of a contract "to net-settle" the contract by delivery of unregistered shares.

Mr. Stephen G.  Krikorian


     Also in relation to EITF 00-19, the Company is obligated to file after the closing date, a Form F-3 registration statement with the Securities and Exchange Commission. Once filed, the Company is obligated to use its best efforts to cause such registration statement to be declared effective within 90 days from the closing date. In the event that the registration statement is not declared effective within 120 days from the closing date then the Company would be required to pay to the Major Shareholders as liquidated damages $86,513 per calendar week.

     Regarding the liquidated damages commitment in the event that the registration statement was not declared effective, the Company evaluated whether it should present it as liability according FAS 5. Since the Company believed that it is probable that the registration statement could be filed and declared effective in the allotted timeframe, the Company did not record any liability in relation to the liquidated damages (but would reevaluate that conclusion on a periodic basis). Additionally, the Company believed that it was probable that the registration statement could be filed and declared effective in the allotted timeframe. This belief was recently confirmed when the registration statement in relation to the swap transaction that occurred in June 2005, as described below, was declared effective within the prescribed timeframe.

     The Major Shareholders do not hold any ordinary shares of the Company and did not exercise their option under the Exchange Right Agreement.

     On February 23, 2005, the Company entered into an agreement (the "Ordinary Share Purchase Agreement") with certain minority shareholders of EZchip (the "Selling Shareholders"), who were not included in the group of the Major Shareholders. According to the Ordinary Share Purchase Agreement the Company agreed to issue to the Selling Shareholders 1,006,486 of its ordinary shares in exchange for the shares of EZchip previously held by them. The participating holders of the EZchip ordinary shares were offered the same exchange ratio as was granted to the Major Shareholders in the Swap Option.

     The exchange ratio of 3.588 was determined according to the formula indicated above, and it was the same for the holders of the ordinary shares and the holders of the various preferred shares. The actual exchange occurred on June 23, 2005, and it followed the guidelines of the Swap Option. As a result of this transaction, LanOptics increased its voting interest in EZchip from 53.4% to 58.7%.

     This transaction was accounted for according to the "purchase method" of accounting. The $7,967,343 purchase price for the EZchip shares was determined based on the average share prices of the Company's ordinary shares commencing two days before and ending two days after the transaction was announced. The carrying amount of the acquired EZchip shares was recorded on the Company's balance sheet and was eliminated upon acquisition of such shares. The excess of the purchase price over that amount was recorded as intangible assets (such as in process research and development, "Developed Technology" and "Goodwill").

Mr. Stephen G.  Krikorian


     In-process research and development was recorded as an expense in a separate line item "In process research and development write-off" in the Company's statement of operations during the fiscal quarter in which the acquisition was consummated. The amount allocated to "Developed Technology" was amortized using the straight-line method over its useful life, which is five years. Amortization of "Developed Technology" was recorded in "cost of revenues" in the Company's statements of operations. Goodwill will not be amortized, but will be tested for impairment annually.

Note 13c. - Shareholders' Equity, Stock Options of Subsidiary, page F-34

4. We note that your privately-held subsidiary, EZchip, grants options to its employees and others for the purchase of its ordinary shares. We further note your disclosure that the exercise price for these options is equal to the market price of the shares at the date of grant. Since EZchip is a privately-held subsidiary, tell us how you determined the exercise price is equal to the market price of the shares for the periods presented. Provide us any objective evidence and analysis to support your fair value determination, including issuances of preferred stock of the subsidiary, and conversion rates associated with the Swap Option. Similarly address the valuation of EZchip's options using the Black-Scholes model, and how you determined the fair value of the underlying EZchip stock.

     The Staff is advised that during the reported periods EZchip completed two financing rounds in March 2003 and in March 2004. As mentioned above, during those two financing rounds (as well as the third financing round of Series C Shares that occurred in July 2005) EZchip issued Series C Shares at a price per share of $0.816. The Series C Shares confer on their holders all of the rights conferred by the ordinary shares, which include mainly voting rights, and such additional rights as: liquidation preferences, dividend rights, anti-dilution rights and redemption rights (when and if applicable).

     On June 23, 2005, a swap transaction occurred in which certain minority shareholder of EZchip exchanged their shares in EZchip for shares of the Company. The exchange ratio of 3.588 was determined according to the formula indicated in the response to comment No. 3 above and it was alike for the holders of EZchip ordinary shares, Series A Preferred Shares, Series B Preferred Shares and the Series C Shares.

     During the reported period, the fair value of EZchip's ordinary shares, for the purpose of accounting for EZchip's stock options, was determined in relation to the price per share received by EZchip in the financing rounds, which involved the issuance of preferred shares. During recent years, as EZchip further established its business by winning a significant number of design wins for its network processors, realized sales to referenceable customers and developed new generations of its core technology, the Company concluded that the benefits associated with the additional rights of the preferred shares, noted above, did not confer significant value over the rights of the ordinary shares of EZChip and the fair value of the ordinary shares approximated the fair value of the preferred shares. Prior to March 2003, the fair value of the ordinary shares was determined using an independent valuation analysis.

Mr. Stephen G.  Krikorian

     The Company determined the fair value of the underlying EZchip's options using the Black-Scholes valuation model based on the price per share, as mentioned above, and the volatility, risk free interest rate, expected term and expected dividend yield, as disclosed in the notes to the financial statements.

     We have been authorized by the Company to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company's filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions, please do not hesitate to contact me.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband

SJG:tco
Enclosures

cc:     Tamara Tangen, Securities and Exchange Commission
        Dror Israel, Chief Financial Officer, LanOptics Ltd.

                                  Schedule 1(a)
                                  -------------

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ GLOBAL MARKET, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES INSTEAD OF CERTAIN NASDAQ REQUIREMENTS.

     As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders' meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. In practice, we do not comply with the NASDAQ requirements regarding the director nominations process and compensation of executive officers. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors determines executive compensation, subject to the required approvals under Israeli law.


                                  Schedule 1(b)
                                  -------------

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

     Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

     On July 27, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. In practice, we do not comply with the NASDAQ requirements regarding the director nominations process and compensation of executive officers. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors determines executive compensation, subject to the required approvals under Israeli law. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors" and "Directors, Senior Management and Employees - Board Practices - Fiduciary Duties; Approval of Certain Transactions."


                                   Schedule 2
                                   ----------

     With regard to the fair value of employee stock options in EZchip, we retained the services of BDO Ziv Haft Consulting Group, as a third party appraiser, to calculate the fair market value of the ordinary shares' fair value and other assumptions used in the Black-Scholes Merton valuation model.

                                   Schedule 3
                                   ----------

YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

REVENUES

     We generate our revenues mainly from sales of network processors chips and to a lesser extent from the sales of network processor-based systems, software tools and services. For the year ended December 31, 2007, revenues increased by $11.0 million, or 130%, to $19.5 million from $8.5 million in the year ended December 31, 2006. Revenues from sales of network processors chips (including network processor-based systems) increased by $10.5 million, or 133%, to $18.4 million in the year ended December 31, 2007 from $7.9 million in the year ended December 31, 2006. The increase in revenues is primarily attributable to increased NP-2 purchases by a few customers that entered into their production stage for networking products incorporating our network processors chips.

     Revenues from sales of NP-2 network processors chips (including network processor-based systems) increased by $10.2 million, or 223%, to $14.8 million in the year ended December 31, 2007 from $4.6 million in the year ended December 31, 2006. The increase is as a result of several of our customers (primarily
Juniper Networks) entering into the volume production stage for networking products incorporating the NP-2 processor. Revenues from sales of our NP-1c network processors chips (including network processor-based systems) increased by $276,000, or 8%, to $3.6 million in the year ended December 31, 2007 from $3.3 million in the year ended December 31, 2006.

COST OF REVENUES

     Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs. For the year ended December 31, 2007, our cost of revenues increased by $4.4 million, or 119%, to $8.0 million (41% of revenues) from $3.7 million (43% of revenues) in the year ended December 31, 2006. The increase in cost of revenues is primarily as a result of the increase in the sale of network processors chips and network processor-based systems.

     Cost of revenues attributable to the sale of network processor chips and network processor-based systems increased by $3.9 million, or 123%, to $7.1million (37% of revenues) in the year ended December 31, 2007 from $3.2 million (38% of revenues) in the year ended December 31, 2006, primarily reflecting the increase in sales of NP-2 network processor chips. The decrease in cost of revenues as a percentage of revenues is primarily the result of the increased volume production orders from our contract manufactures, characterized by lower unit prices.

                                   Schedule 4
                                   ----------

D.   TREND INFORMATION

     Our 2007 revenues increased 130% to $19.5 million, up from $8.5 million in 2006. This increase in revenues is primarily attributable to increased purchases by a few NP-2 customers that entered into the production stage for networking products incorporating our network processors chips. NP-2 constituted 76% of our 2007 revenues; NP-1 contributed 18%; and the 6% balance resulted primarily from the sale of software tools and services. Two major tier-1 CESR (carrier Ethernet switches and routers) vendors are building several of their CESR platforms based on EZchip network processors. Juniper Networks, currently our largest customer, contributed approximately 42% of our 2007 revenues. Juniper continued to launch products based on our NP-2 processor to production, driving higher NP-2 revenues during 2007. We expect Juniper to continue to launch additional NP-2 and NP-3 based products during 2008, maintaining and continually growing their contribution to our revenues. The second vendor, known to be the world's largest networking vendor, has selected the special version of NP-3, developed in collaboration with Marvell, for several of its CESR product lines. Since these two vendors are U.S.-based vendors, North American sales accounted for a significant portion of our revenues in 2007, and we expect that North American sales will continue to account for a significant portion of our revenues in 2008. The special version of NP-3 is in its final stages of development and we expect it to move into production in the near future. As of December 31, 2007, we had a total of 127 design wins of which 61 were in production, 40 with NP-2 and 21 with NP-1. The remaining 66 design wins are in the product development phase, and we expect a significant portion of them to enter production during 2008.

     Our chips go into communication equipment that average about two years from design win to product, and volume orders can be expected only after the customer's equipment enters volume production, which may take one additional year. Consequently, we have not yet realized the potential of our design wins and our quarterly revenues may fluctuate. We do not expect that all of our customers will reach production stage, as projects may be halted, delayed or cancelled. In addition, there is no assurance that products that have reached production will be successfully accepted in the marketplace. Our future revenue ramp-up will continue to depend on the success of our customers' new products that incorporate our network processors, on market acceptance of these products, and on the continued growth of the telecommunications and related markets. See also discussion in Item 5A "Operating Results and Financial Review and Prospects
- Operating Results."

                                   Schedule 8
                                   ----------


NOTE 17:- SEGMENTS AND GEOGRAPHIC INFORMATION

a.   Segment information:

     The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business.

b. Total revenues are attributed to geographic areas based on location of the customers.

     The following presents total revenues for the years ended December 31, 2007, 2006 and 2005 and long-lived assets as of December 31, 2007, 2006 and 2005:

                                         2007                  2006                    2005
                                 --------------------- ---------------------- -----------------------
                                   TOTAL    LONG-LIVED   TOTAL     LONG-LIVED   TOTAL      LONG-LIVED
                                 REVENUES    ASSETS    REVENUES     ASSETS     REVENUES     ASSETS
                                 ---------- ---------- ----------  ---------- -----------  ----------
            Israel               $   4,083  $  52,809  $   1,865   $  40,801  $    2,414   $   6,425
            Far East (mainly
            China)                   2,862         --      2,007          --       1,843          --
            North America
            (mainly U.S.)           10,885          2      3,035           5       1,390           1
            Europe & Others          1,658         --      1,562          --         201          --
                                 ---------- ---------- ----------  ---------- ----------   ----------
                                 $  19,488  $  52,811  $   8,469   $  40,806  $    5,848   $   6,426
                                 ========== ========== ==========  ========== ==========   ==========

c. Total revenues from customers are distributed among the following product lines:

                                                                  YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------
                                                           2007            2006             2005
                                                        ------------    ------------    -------------
            NP-1c processor chips                       $    3,570      $    3,294       $   4,222
            (including network-processor based
            systems) NP-2 processor chips
            (including network-processor based
            systems)                                        14,811           4,591             486
            Software tools                                     487             334             751
            Services and Others                                620             250             389
                                                        ------------    ------------    -------------
                                                        $   19,488      $    8,469       $   5,848
                                                        ============    ============    =============

d.   Major customer data as a percentage of total revenues:

                                                                  YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------
                                                           2007            2006             2005
                                                        ------------    ------------    -------------
            Customer A                                      42%             19%              1%
            Customer B                                      6%              11%              8%
            Customer C                                      5%              13%             10%
            Customer D                                      1%              1%              28%
            Customer E                                      7%              15%              3%

